Ur-Energy to Host Conference Call and Webcast to Present Updates on Recent Developments

LITTLETON, Colo., Oct. 9, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") has scheduled a conference call and webcast to present a project update on the fully permitted Lost Creek project along with other corporate developments.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

The Company was pleased to announce on October 5, 2012, the receipt of the Record of Decision (ROD) from the Bureau of Land Management (BLM) approving the Plan of Operations for the Company's Lost Creek uranium in-situ recovery (ISR) project. The ROD represents the final regulatory authorization needed by the Company to initiate construction and production operations at the project site. The Company's plans for the development of its flagship Lost Creek ISR project will be covered during the upcoming conference call and webcast.

Other corporate developments that will be addressed during the conference call and webcast include 2012 exploration drilling activities, the previously announced agreement to acquire Pathfinder Mines Corporation, and the Company's effort to obtain debt financing including the progression of the state bonds application with the Wyoming Business Council following approval of the application by the Council.

The teleconference and webcast will occur on Friday, October 12, 2012 at 11:00 AM EDT and can be accessed approximately 10 – 15 minutes prior to the call.

Conference Call Details

United States Number	1.800.860.2442
Canada Number	1.866.605.3852
International Number	1.412.858.4600
Passcode	Ur-Energy
Replay Number	1.877.344.7529
Intl Replay Number	1.412.317.0088
Replay ID Number	10019555

Webcast Details

URL	http://www.videonewswire.com/event.asp?id=89694

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning on its fully permitted Lost Creek Wyoming uranium project. Construction of a two-million-pounds-per-year in situ uranium processing facility has begun. Engineering for the processing facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR
303-269-7707
866-981-4588
rich.boberg@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing of construction and commencement of production at Lost Creek; the anticipated life of mine and recovery estimates for the Lost Creek project; results of exploration drilling; timing and ability to obtain necessary approvals for and to close the purchase transaction in respect of Pathfinder Mines; timing and ability to secure debt or other project financing, including the state bonds) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.